09040453

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34709

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SYNOVUS SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

24 12th Street
(No. and Street)

Columbus, GA 31901
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles G. West Vice President 706-644-8249
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

303 Peachtree Street, NE, Suite 2000, Atlanta, Ga 30308
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles G. West, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Synovus Securities, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VP, Financial Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SYNOVUS SECURITIES, INC.
(A Wholly Owned Subsidiary of Synovus Financial Corp.)

Statements of Financial Condition

December 31, 2008 and 2007

Assets		**2008**	**2007**
Cash and cash equivalents	$	9,992,617	10,443,208
Trading securities		24,512,810	17,639,541
Receivable from clearing organization		5,716,437	14,518,323
Securities purchased under resale agreements		13,925,000	—
Income tax receivable from Parent		1,468,549	1,162,325
Furniture, fixtures, equipment, and leasehold improvements, net		1,234,297	1,384,944
Goodwill		39,359	39,359
Deferred income taxes		1,706,307	1,825,778
Notes receivable		—	143,213
Other receivables		443,615	98,415
Other assets		87,580	425,025
Total assets	$	59,126,571	47,680,131
Liabilities and Stockholder's Equity			
Liabilities:			
Accounts payable and accrued expenses	$	2,038,963	1,470,352
Accrued expenses payable to Parent		608,013	466,517
Payables to affiliates		821,348	906,063
Payables to clearing organization		856,268	176,373
Income tax payable to Parent		—	—
Securities sold, not yet purchased		17,287,130	9,481,378
Deferred rent		727,127	778,153
Total liabilities		22,338,849	13,278,836
Stockholder's equity:			
Common stock, $1 par value. Authorized 100,000 shares; issued and outstanding 500 shares		500	500
Additional paid-in capital		44,539,325	44,368,924
Accumulated deficit		(7,752,103)	(9,968,129)
Total stockholder's equity		36,787,722	34,401,295
Commitments and contingencies (see notes)			
Total liabilities and stockholder's equity	$	59,126,571	47,680,131

See accompanying notes to financial statements.